FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   May 5, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: April Output Statement dated May 5, 2004




5 May 2004


BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from British Energy's power stations in April 2004 is given in the table below, together with comparative data for the previous financial year:-

                                        2003/04                                  2004/05
                              April             Year to Date     April                  Year to Date
                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)
UK Nuclear               5.52        80        5.52       80       5.12       74       5.12       74
UK Other                 0.38        27        0.38       27       0.58       42       0.58       42




Planned Outages

* A refuelling outage was completed on one reactor each at Dungeness B and Hartlepool.

*  A statutory outage was started on one reactor at Heysham 2

* Low load refuelling was carried out on both reactors at Hinkley Point B, Hunterston B and Torness.


Unplanned Outage

* Following a rotor earth fault, one generating unit at Sizewell B has been shutdown to carry out repairs. It is expected to return to service by early June. The other generator unit continues to generate at nominal full load and therefore Sizewell B is currently operating at 50% of full capacity.


Overview

On 19th March 2004, the Company announced that its indicative target for nuclear output for 2004/05 was 64.5TWh. This target remains unaltered.



Contact:
Andrew Dowler                    020 7831 3113        (Media Enquiries)
Paul Heward                      01355 262201         (Investor Relations)



Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 5, 2004                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations